Exhibit 99.1

Sapiens Acknowledged as a Leader in Gartner’s Magic

Quadrant for Life Insurance Policy Administration Systems,

Europe

Sapiens is one of five vendors positioned in the “Leaders” quadrant from an initial pool of more than 50 vendors across Europe, based on their ability to execute and completeness of vision

Holon, Israel – October 23, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Sapiens was positioned as a leader in Gartner’s Magic Quadrant for Life Insurance Policy Administration Systems, Europe.*

Sapiens was one of five vendors acknowledged in the “Leaders” quadrant from an initial pool of more than 50 vendors across Europe. This Magic Quadrant evaluates European life insurance policy administration systems that support end-to-end policy administration transactions, including: new product development and ongoing product maintenance, quotations/illustrations and application management, assessment and underwriting of risks, policy issuance, collections and disbursements, technical subledger accounting, ongoing contract administration and endorsements, and benefits and claims management.

“This competitive landscape has seen vendors accelerate the expansion of their offerings beyond basic skilled advisor portals and simple analytics to offer enhanced multichannel digital experiences, including a broader array of BI dashboards and reports,” wrote Laurie Shotton, research director at Gartner.* “Insurance CIOs should therefore rethink their system replacement plans and build business cases that are not solely focused on legacy modernization and digital foundations, but consider these purchases as digital accelerators, as well.”

“We believe this recognition from a leading and trusted research firm reflects the significant effort we have invested in Sapiens ALIS, which is one of our flagship solutions in Europe and the U.S.,” said Roni Al-Dor, president and CEO, Sapiens. “Our latest version of Sapiens ALIS is integrated with customer and agent portals, a comprehensive business intelligence solution and illustration capabilities.”

“It also includes a new group module and enables fast time-to-value for digital transformation, as well as comprehensive, modular, business-led services,” continued Al-Dor. “Insurers can benefit from a single platform for managing individual, group and employee benefit business.”

Sapiens ALIS is a flagship solution designed to enable insurance carriers to quickly and efficiently address the challenges of a highly regulated marketplace. Our end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments. ALIS life insurance software is complemented by Sapiens’ comprehensive delivery capabilities.

*Gartner, “Magic Quadrant for Life Insurance Policy Administration Systems, Europe,” Laurie Shotton, 5 October 2017

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com